[Letterhead of Sequoia Residential Funding, Inc. and Sequoia Mortgage Funding Corporation]

November 21, 2013

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Funding Corporation

Sequoia Residential Funding, Inc.

Registration Statement on Form S-3

Filed June 17, 2013

File Nos. 333-189370 and -01 – Acceleration Request

Dear Ms. Bancroft and Mr. Sandel:

The Registrants hereby respectfully request, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. eastern daylight time, on Tuesday, November 26, 2013, or as soon as practicable thereafter. This request for acceleration is on behalf of the Registrants; there are no underwriters named in the Registration Statement.

In connection with this request, the Registrants hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve either Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel, Phillip R. Pollock, at (415) 772-9679 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

/s/ John H. Isbrandtsen

John H. Isbrandtsen

Chief Executive Officer